Van Kampen Tax Free Trust for the following funds:
	Van Kampen Intermediate Term Municipal Income Fund
	Van Kampen New York Tax Free Income Fund
	Van Kampen Strategic Municipal Income Fund


77I. 	Terms of new or amended securities.

	The Registrant registered Class I Shares on December 31, 2004. Class I Shares are offered without any sales charges on purchases or sales and without any distribution (12b-1) fee and service fee. Class I Shares are available for purchase exclusively by investors through
(i) tax-exempt retirement plans with assets of at least one million dollars (including 401(k) plans, 457 plans, employer-sponsored 403(b) plans, profit sharing and money purchase plans, defined benefit plans and non-qualified deferred compensation plans), (ii) fee-based investment programs with assets of at least one million dollars and
(iii) institutional clients with assets of at least one million dollars.